SEC FILE NUMBER: 0-27803
                                                         CUSIP NUMBER: 223575101


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K   [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
               [ ] Form N-SAR

     For Period Ended:   September 30, 1999
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
          For the Transition Period Ended:_________________________________

  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

   Covol Technologies, Inc.
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Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


  3280 North Frontage Road
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Address of Principal Executive Office (Street and Number)


   Lehi, Utah 84043
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The extension is needed due to two pending significant transactions. Definitive agreements for these two transactions are expected to be executed and the transactions closed within the next 10 days. Consummation of these transactions have a significant impact on certain financial statement disclosures.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Harlan M. Hatfield                 (801)         768-4481
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Fiscal 1999 Results

For the fiscal year ended September 30, 1999, total revenues were $6,719,000 and the net loss was $28,393,000 or $2.39 per share. For the fiscal year ended September 30, 1998, total revenues were $3,074,000 and the net loss was $11,308,000 or $1.17 per share. The primary reasons for the increase in the net loss were higher operating costs, and other impairments, non-recurring, non-cash charges.

COVOL TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(thousands of dollars and shares, except per-share amounts)

                                                Three Months Ended                 Year Ended
                                            ---------------------------   ---------------------------
                                            September 30   September 30   September 30   September 30
                                            1998 (1)         1999         1998 (1)          1999
                                            ---------------------------   ---------------------------
Revenues:
     License fees                                 $432         $1,386           $860          $3,526
     Other                                         671          1,231          2,214           3,193
                                            ---------------------------   ---------------------------
Total revenues                                   1,103          2,617          3,074           6,719

Operating costs and expenses:
     Cost of briquetting operations              3,108          4,269          5,565          12,956
     Impairments and non-recurring charges          --          6,645            218           7,201
     Other                                       1,984          2,921          6,905           8,975
                                            ---------------------------   ---------------------------
Total operating expenses                         5,092         13,835         12,688          29,132
                                            ---------------------------   ---------------------------

Operating loss                                  (3,989)       (11,218)        (9,614)        (22,413)
Interest income (expense), net                    (236)        (1,571)        (2,165)         (4,667)
Other income (expense), net                     (1,016)          (462)           471          (1,313)
                                            ---------------------------   ---------------------------
Net loss                                        (5,241)       (13,251)      ($11,308)       ($28,393)
                                            ===========================   ===========================
Basic and diluted loss per share                ($0.52)        ($1.09)        ($1.17)         ($2.39)
                                            ===========================   ===========================
Weighted average shares outstanding             10,602         12,713          9,969          12,418
                                            ===========================   ===========================


CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
(thousands of dollars)
                                                                          September 30   September 30
                                                                             1998 (1)       1999
                                                                          ----------------------------
Assets:
Current assets:
     Cash and cash equivalents                                                  $727            $223
     Receivables                                                               4,212           5,877
     Inventories and advances on inventories                                   4,167             573
     Facilities held for sale                                                 27,582          20,139
     Other                                                                       361              19
                                                                          ----------------------------
Total current assets                                                          37,049          26,831

Property, plant and equipment, net                                            15,809          14,182

Notes and interest receivable                                                  7,646           7,879
Intangible assets and other                                                    7,557           9,203
                                                                          ----------------------------
Total assets                                                                 $68,061         $58,095
                                                                          ============================
Liabilities:

Current liabilities:
     Accounts payable                                                         $3,036          $1,179
     Notes payable, current                                                   22,049          20,626
     Other                                                                     4,467           7,063
                                                                          ----------------------------
Total current liabilities                                                     29,552          28,868
Notes and interest payable, non-current                                       14,643          18,097
Other non-current liabilities                                                    236             208
Deferred revenues                                                              8,377           7,501
                                                                          ----------------------------
Total liabilities                                                             52,808          54,674

Minority interest                                                                507             117
Redeemable convertible preferred stock                                            --           4,332

Stockholders' equity (net capital deficiency):
     Convertible preferred stock and common stock - par value                     12              14
     Capital in excess of par value                                           69,284          78,457
     Accumulated deficit                                                     (43,002)        (71,713)
     Related party receivables collateralized by stock                        (7,773)         (6,564)
     Deferred compensation from stock options                                 (3,775)         (1,222)
                                                                          ----------------------------
Total stockholders' equity (net capital deficiency)                           14,746          (1,028)
                                                                          ----------------------------
Total liabilities and stockholders' equity (net capital deficiency)          $68,061         $58,095
                                                                          ============================

(1) Restated.
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


                            Covol Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 28, 1999         By /s/ Steven G. Stewart
     ------------------            ---------------------------------------------
                                    Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).